UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer

pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934.

For the Month of November, 2013

Commission File Number: 001-12126

CHINA ENTERPRISES LIMITED

(Exact name of registrant as specified in its charter)

25/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

CHINA ENTERPRISES LIMITED

SIGNATURE

PRESS RELEASE OF CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2013

CHINA ENTERPRISES LIMITED

By:	/s/ Yap, Allan
Name: Yap, Allan Title: Chairman

CHINA ENTERPRISES LIMITED

PRESS RELEASE

CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2010

NEW YORK, November 18, 2013 - The Board of Directors of China Enterprises Limited (“the Company”) announces the following financial information of the Company for the year ended December 31, 2010: -

Financial Highlights

	Year ended December 31, 2009	Year ended December 31, 2010
Revenue	Nil	Nil
Operating (loss)	Rmb(2.8M)	Rmb(3.3M)
Profit/(Loss) before income tax and equity in earning of equity method affiliate	Rmb17.3M	Rmb(6.9M)
Net income	Rmb247M	Rmb168M
Net earning per common share	Rmb27.39	Rmb18.63

Since the Company does not have an operating subsidiary up to the date of this press release, the financial results of the Company in fiscal 2009 and 2010 greatly depended on the share of result of its affiliate in the tire business, Hangzhou Zhongce Rubber Co., Ltd. (“Hangzhou Zhongce”).

Operating loss increased to Rmb3.3 million in 2010 compared to Rmb2.8 million for the fiscal 2009. The Rmb3.3 million on operating loss mainly represented administrative expenses incurred for the year ended December 31, 2010.

Loss before income tax and equity in earning of equity method affiliate for the year ended December 31, 2010 decreased to Rmb6.9 million compared to profit of Rmb17.3 million in 2009. The net income for the fiscal year 2010 consisted mainly of investment income of Rmb6.0 million, interest income of Rmb3.4 million, interest expenses of Rmb3.3 million, impairment loss recognized on available-for-sale securities amounted to Rmb6.0 million, unrealized loss recognized on trading securities amounted to Rmb3.6 million, income tax expense of Rmb15.2 million and the Company’s share of net profit of Hangzhou Zhongce in an amount of Rmb190.2 million.

The Annual General Meeting for the Company will be held in Hong Kong on January 6, 2014. Based on the record date of November 18, 2013, the Company will dispatch a notice of the meeting and a proxy statement to shareholders in due course.

***End***

For more information, please contact:

Hong Kong	New York
China Enterprises Limited	Pristine Advisers LLC
Mr. Chow Chun Man, Jimmy	Tel: (631) 756-2486
Tel: (852) 2372 0130	Fax: (646) 478-9415
Fax: (852) 2537 6591